December 2, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

Re:

Independence Holding Company

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 16, 2005

File No. 001-32244

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”)  contained in your letter (the "Comment Letter") dated November 4, 2005, regarding the above referenced filing of Independence Holding Company ("IHC" or the “Company”). Below are the Staff’s comments followed by our responses.

Q1.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of.....

Critical Accounting Policies

Insurance Reserves

Please expand the proposed disclosures you provided in response to prior comment one to discuss the potential impact of the judgments and uncertainties surrounding this estimate, consistent with Section V. of Financial Reporting Release 72 and as we had requested. In so doing, please provide quantitative and qualitative disclosure about the impact that reasonably likely changes in each of the ”key assumptions" cited in your response underlying the estimate of each segment's reserves would have on your results of operations, financial position, and liquidity. In addition, please provide disclosure to clarify how you determine each of these "key assumptions".

A1.

The following discussion sets forth the key assumptions underlying the estimate of each segment’s reserves, how the key assumptions are determined, and the effect that a hypothetical change in the overall loss ratio would have on the Company’s overall results of operations.  The Company believes that discussing hypothetical changes in each key assumption underlying each segment’s reserves could result in disclosures that could be subject to varying interpretations by investors.    However, the Company does believe it can reasonably quantify the impact that hypothetical changes in the loss ratio would have on reserves and related expenses for the health business as a whole.   Accordingly, the Company proposes to include the disclosure set forth below in future Form 10-K filings under the heading “Critical Accounting Policies.” The Company believes it currently has sufficient sources of liquidity to fund reasonably likely increases in its insurance liabilities and will address this consideration in the “Liquidity” portion of MD&A in future filings.

"Insurance Reserves"

The Company maintains loss reserves to cover its estimated liability for unpaid losses and loss adjustment expenses (including legal, other fees, and costs not associated with specific claims but related to the claims payment function)  for reported and unreported claims incurred as of the end of each accounting period.  These loss reserves are based on actuarial assumptions and are maintained at levels that are in accordance with GAAP.  Many factors could affect these reserves, including economic and social conditions, frequency and severity of claims, medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, and changes in doctrines of legal liability and damage awards in litigation. Therefore, the Company’s reserves are necessarily based on estimates, assumptions and analysis of historical experience. The Company’s results depend upon the variation between actual claims experience and the assumptions used in determining reserves and pricing products. Reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that will be paid for actual claims or the timing of those payments. The Company’s estimate of loss reserves represents management’s best estimate of the Company’s liability as of December 31, 2004.

Loss reserves differ for short-duration and long-duration insurance policies, including annuities. Reserves are based on approved actuarial methods, but necessarily include assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments.

All of the Company’s short-duration contracts are generated from our accident and health business, and are accounted for based on actuarial estimates of the amount of loss inherent in that period’s claims, including losses incurred for which claims have not been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

The Company believes that its recorded insurance reserves are reasonable and adequate to satisfy its ultimate liability.  The Company primarily uses its own loss development experience, but will also supplement that with data from its outside actuaries, reinsurers and industry loss experience as warranted. To illustrate the impact that projected loss ratios have on the Company’s loss reserves and related expenses, each hypothetical 1% change in the loss ratio for the health business (i.e., the ratio of benefits, claims and settlement expenses to earned health premiums) for the year ended December 31, 2004, would increase reserves (in the case of a higher ratio) or decrease reserves (in the case of a lower ratio) by approximately $1.4 million  with a corresponding increase or decrease in the pre-tax expense for  insurance benefits, claims and reserves in the Consolidated Statement of Operations.  Depending on the circumstances surrounding a change in the loss ratio, other pre-tax amounts reported in the Consolidated Statement of Operations could also be affected, such as amortization of deferred acquisition costs and commission expense.

The Company’s health reserves by segment at December 31, 2004 are as follows (in thousands):

	Policy Claims	IBNR	Claim Reserves	Total Health Reserves

Medical Stop-Loss	$-	$80,452	$-	$80,452
Group Disability	690	13,798	47,440	61,928
Credit A&H	1,026	-	5,814	6,840
Individual A&H and Other	779	8,383	10,200	19,362

	$2,495	$102,633	$63,454	$168,582

Medical Stop-Loss

The Company’s Medical Stop-Loss segment is comprised of Employer Stop-Loss, HMO Reinsurance and Provider Excess.  All of the Company’s Medical Stop-Loss policies are short-duration and are accounted for based on actuarial estimates of the amount of loss inherent in that period’s claims or open claims from prior periods, including losses incurred for claims that have not been reported (“IBNR”). Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

The two primary assumptions underlying the calculation of loss reserves for Medical Stop-Loss business are the projected net loss ratio and claim development patterns.  Reserves for Medical Stop-Loss are first set at expected levels consistent with the underlying pricing assumptions – i.e. the “projected net loss ratio.” Projected loss experience used in pricing the Medical Stop-Loss business is developed using completed prior experience trended forward and is therefore the Company’s best estimate of future performance until such time as developing losses provide a better indication of ultimate results.  Loss reserve estimates are more sensitive to changes in the projected net loss ratio than they are to claim development patterns.  Claim development patterns are reviewed quarterly as reserve estimates are developed and are based on recent claim development history. The Company must determine whether changes in development represent true indications of the emerging experience or are simply due to random claim fluctuations.

Major factors that affect the projected net loss ratio assumption in reserving for Medical Stop-Loss relate to: (i) frequency and severity of claims; (ii) changes in medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, the impact of new medical technology and changes in medical treatment protocols; and (iii) the adherence by the MGUs that produce and administer this business to the Company’s underwriting guidelines.

Predicting ultimate claims and estimating reserves in Medical Stop-Loss is more complex than first dollar medical and disability business due to the excess of loss nature of these products with very high deductibles applying to specific claims on any individual claimant and in the aggregate for a given group.  The level of these deductibles makes it more difficult to predict the amount and payment pattern of such claims.  Fluctuations in results for specific coverage are primarily due to the severity and frequency of individual claims, whereas fluctuations in aggregate coverage are largely attributable to frequency of underlying claims rather than severity. Liabilities for first dollar medical reserves and disability coverages are computed using completion factors and expected loss ratios derived from actual historical premium and claim data.

Due to the short-term nature of Medical Stop-Loss, redundancies or deficiencies will typically emerge during the course of the following year rather than over a number of years.  For Employer Stop-Loss, the Company maintains its reserves based on underlying pricing assumptions until it determines that an adjustment is appropriate based on emerging experience from all of its MGUs for prior underwriting years.  Reserves for HMO Reinsurance and Provider Excess are adjusted on a policy by policy basis.  Because of the small number of HMO Reinsurance and Provider Excess policies it writes, the Company is able to evaluate each policy individually for potential liability by reviewing open claims with each HMO or provider group and applying completion factors using historical data.

Group Disability

The Company’s Group Disability segment is comprised of Long Term Disability (“LTD”) and Disability Benefits Law (“DBL”).  The key assumptions on which Group Disability reserves are based relate to: (i) morbidity levels; and (ii) recovery rates. If morbidity levels increase, for example due to an epidemic or a recessionary environment, the Company would increase reserves.  In regard to the assumed recovery rate, if disabled lives recover more quickly than anticipated reserves would be reduced; if less quickly, reserves would be increased. Advancements in medical treatments could affect future recovery, termination, and mortality rates. With respect to LTD only, other assumptions are:  (i) changes in market interest rates; (ii) changes in offsets; (iii) advancements in medical treatments and (iv) cost of living (“COLA”).  Changes in market interest rates could change reserve assumptions since the payout period could be as long as 40 years. Changes in offsets such as Social Security benefits, retirement plans and state disability plans will impact reserving.

As a result of the forgoing assumptions, it is possible that the historical trend may not be an accurate predictor of the future development of the block. As with most long term insurance reserves that require judgment, the reserving process is subject to uncertainty and volatility and fluctuations may not be indicative of the claim development overall. Ranges are not used to determine the ultimate amount of reported reserves for Group Disability.  Based upon a review of all available information, the Company uses a single estimate, which is the best estimate in management’s opinion according to an interpretation of historical results and trends.

Credit Accident and Health (“A&H”)

The key assumptions used in estimating the Credit A&H reserves relate to: (i) the mix of ages of the insured; (ii) the rate of disability; and (iii) the rate of mortality of disabled lives.  If the mix is skewed towards older age groups the probability of disability increases.  If the rate of disability increases, the Company would increase reserves.   If mortality of disabled lives improves, the Company would have to pay benefits for a longer period of time. Ranges are not used to determine the ultimate amount of reported reserves for Credit A&H.  Management records its best estimate based on the Company’s experience. Credit A&H policies are accounted for based on actuarial estimates of the amount of loss inherent in that period’s claims, including losses incurred for which claims have not been reported.   The Company establishes reserves for benefit claims that (i) have been reported, but not paid; and (ii) have been incurred, but not reported.

Individual A&H and Other

This segment is a combination of closed lines of business as well as certain small existing lines.  While the assumptions used in setting reserves vary between these different lines of business, the assumptions would generally relate to the following: (i) the rate of disability; (ii) the morbidity rates on specific diseases; and (iii) accident rates. The reported reserves are based on management’s best estimate for each line within this segment. Ranges are not used to determine the ultimate amount of reported reserves for Other A&H. General uncertainties that surround all insurance reserving methodologies would apply.  However, since the Company has such few policies of this type, volatility may occur due to a small number of claims.”

Q2. As your response to prior comment two indicated that you had revised the prior year incurred amount for 2004, please illustrate for us how the following would need to be modified to reflect this revision and any other necessary revisions to the amounts for prior years: (a) the disclosures your provided pursuant to paragraph 11 of SOP 94-5 and (b) your discussion, in MD&A, about the effect of changes in the reserves on your results of operations.

In addition, based on the extent of the modifications that would need to be made, please provide us your analysis supporting your assertion that the effect of the revision was not material to the accuracy of your overall disclosures with respect to reserves or the changes in them.

A2.

a.

Paragraph 11 of SOP 94-5 includes a requirement to discuss the reasons for the change in incurred claims and claim adjustment expenses recognized in the income statement attributable to insured events of prior fiscal years.  The Company disclosed that the increase in the prior year incurred amount primarily related to the Medical Stop-Loss and LTD lines, without quantifying the amount of the increase for any particular line based on materiality considerations.  The Company believes that the revision in current versus prior year incurred amounts does not necessitate a change in this disclosure.  After evaluating the revised prior year incurred amount for 2004, the Company believes the existing disclosure satisfies the requirements of SOP 94-5.

b.

Our discussion in MD&A for the December 31, 2004 Form 10-K explained that the increase in Medical Stop-Loss reserves was due to an  increase in volume and an increase in claims experience. As noted in our response to Q1, the Medical Stop-Loss line of business is short term in nature.  As a result, a substantial majority of the total amount incurred in a given year will relate to the current year.  Accordingly, in 2004 the Company did not distinguish between amounts related to the current year development versus prior year development either on a treaty year or calendar year basis. The Company believes the MD&A disclosure as provided accurately explains the reasons for the increase in reserves and does not need to be modified.

In assessing the materiality of the revision in current vs. prior year incurred amounts in the context of the overall financial statement disclosures concerning reserves and the changes therein, the Company took into consideration that the revision would have no impact on any amounts reported in the Consolidated Balance Sheets, Statements of Operations, Statements of Changes in Stockholders’ Equity or Statements of Cash Flows for any years presented.   The Company also considered that the revised prior year incurred amount and the original reported amount both convey that there was an increase in the prior year reserve during the current year and that the total amount incurred was substantially attributable to the current year.  Finally, the Company took into consideration the following in determining that the revision was not material:

•

The results of operations for the Medical Stop-Loss business included in segment disclosures would not change as a result of the revision in current vs. prior year incurred amounts.

•

The revision would not have any effect on the Company’s compliance with regulatory requirements, loan covenants and other contractual requirements, or management’s compensation.

In evaluating all of the factors noted above and the overall disclosures provided concerning reserves in the December 31, 2004 Form 10-K, the Company believes that the revision in current vs. prior year incurred amounts would not  have a material effect on the accuracy and quality of those disclosures.

Q3.  Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Practice

(I)

Deferred Acquisitions Costs ("DAC")

Regarding your response to prior comments three and four and your proposed accounting policy disclosure regarding deferred acquisitions costs for traditional life insurance and other premium-paying polices, please explain to us the difference between amortizing DAC "over the life of the business", as explained in the first sentence of your proposed disclosure, and the amortization period approximating "the estimated lives of the policies", as explained in the last sentence, and how your policy complies with paragraph 29 of SFAS 60.

A3.

The distinction between “the life of the business” and “the estimated lives of the policies” does not affect the Company’s DAC amortization policies and therefore the proposed disclosure will be revised.   The Company’s DAC amortization policies for its various products depend on whether they are SFAS 60 products or SFAS 97 products. The same amortization policy is used within a particular product type with respect to both policies issued and policies assumed in block acquisitions.  Amortization for the Company’s SFAS 60 products relates to the premium revenue recognition period.  Amortization for the Company’s SFAS 97 products relates to the life of the policies (i.e. the life of the book of contracts). Our proposed disclosure related to DAC for all types of products is included in our response to Q4 below.

Q4.

Regarding your response to prior comments three and four and your proposed accounting policy disclosure regarding deferred acquisition costs for investment type contracts and interest-sensitive life business, please address the following for us:

•

Clarify how the quarterly adjusting "to reflect actual gross margins experienced" differs from the annual review of "the underlying assumptions that produce the prospective [estimated gross profits] on a best-estimate basis." Clarify your description of each  process so that it is clear that it complies with paragraph 25 of SFAS 97 including whether you record a charge or credit to the statement of operation to adjust total amortization to date using revised assumptions and whether you use the revised assumptions going forward.

•

Clarify what you mean by "prospective unlocking" and whether and to what extent this is the result of a premium deficiency, or clarify the extent to which this relates to and is consistent with paragraph 25 of SFAS 97.

•

Tell us the quantitative impact that adjustments to DAC have had on your financial statements for each of the three years. If the impact has been material or the potential impact to future periods is reasonably likely to be material, provide critical accounting estimate disclosures, consistent with Section V. of Financial Reporting Release 72, about this.

A4.

 The Company regularly evaluates its Estimated Gross Profits (EGPs) to determine if actual experience or other evidence suggests that earlier estimates should be revised. When revisions to future EGPs are deemed necessary, the Company adjusts, as appropriate, its assumptions for products accounted for in accordance with SFAS 97.  Since all of the Company’s interest-sensitive DAC relates to blocks of business acquired, the following discussion refers solely to acquired business.  When blocks are acquired, certain assumptions are made to project the present value of the future cash flows.

On an annual basis, management conducts an extensive review of EGPs for future periods for each block of acquired business.  The Company reviews the underlying assumptions used to calculate the EGPs such as mortality rates, persistency rates, interest rate spreads, and other expected revenues and expenses.  Many factors are considered when reviewing the underlying assumptions including a review of how the business is trending over a period of time.   If the business trends differently than expected for a sufficient period of time, the Company adjusts the assumptions. A short-term fluctuation in the results does not necessarily trigger a change in future EGPs.  Only after careful study, including observation of a common trend and a consideration of how past assumptions will relate to future results, does the Company consider changing the assumptions that affect future EGPs for prospective unlocking.  The Company’s policies are consistent with paragraph 25 of SFAS 97.   The Company referred to this process as prospective unlocking in its August 23, 2005 response to the Staff.  If unlocking is appropriate, the Company adjusts the total amortization to date and uses the updated EGPs for amortization purposes going forward.  These changes are not due to premium deficiencies.  The unlocking process adjusts the total amortization recorded to date, which results in a charge or a credit to the Statement of Operations.   Net income was positively impacted by $462,000, $92,000 and $623,000 for the effects of unlocking for the years ended December 31, 2004, 2003 and 2002, respectively.

Each quarter, the current year EGP is updated or “trued-up” to reflect the actual year-to-date mortality rates, persistency rates, interest rate spreads, and other revenues and expenses.   The trued-up EGP for the current year to date is then used to calculate the year-to-date amortization.  EGPs for future periods would be revised if actual experience through an interim date suggests that earlier estimates should be revised prior to conducting the annual review of EGPs.

The Company will modify its Critical Accounting Policy disclosure for DAC in future filings as follows:

"Deferred Acquisition Costs"

Costs that vary with and are primarily related to acquiring insurance policies and investment type contracts are deferred and recorded as deferred policy acquisition costs ("DAC").  These costs are principally broker fees, agent commissions, and the purchase prices of acquired blocks of business. DAC is amortized to expense and reported separately in the Consolidated

Statements of Operations. All DAC within a particular product type is amortized on the same basis using the following methods:

Life

For traditional life insurance and other premium paying policies accounted for under SFAS 60, amortization of DAC is charged to expense over the related premium revenue recognition period.  Assumptions used in the amortization of DAC are determined based upon the conditions as of the date of policy issue or assumption and are not generally revised during the life of the policy.

For long duration type contracts accounted for under SFAS 97, such as annuities and universal life business, amortization of DAC is charged to expense over the life of the book of such contracts based on the present value of the estimated gross profits (EGPs) expected to be realized over the life of the book of contracts.  EGPs consist of margins based on expected mortality rates, persistency rates, interest rate spreads, and other revenues and expenses.  The Company regularly evaluates its EGPs to determine if actual experience or other evidence suggests that earlier estimates should be revised.  If the Company determines that the current assumptions underlying the EGPs are no longer the best estimate for the future due to changes in actual versus expected mortality rates, persistency rates,  interest rate spreads, or other revenues and expenses,  the future EGPs are updated using the new assumptions and prospective unlocking occurs.  These updated EGPs are locked into for future amortization calculations. The total amortization recorded to date is adjusted through a current charge or credit to the Consolidated Statement of Operations.

Health

For credit health insurance policies accounted for under SFAS 60, amortization of DAC is charged to expense in proportion to premium revenue recognized.”

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert_

Senior Vice President

Chief Financial Officer